Exhibit 99.1
CONGRESS CENTER PROPERTY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Owners
Congress Center Property
      We have audited the accompanying balance sheets of the Congress Center Property (the “Company”) as of December 31, 2004 and 2003, and the related combined statements of operations, owners’ equity, and cash flows for the year ended December 31, 2004 and the period from January 9, 2003 through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such 2004 and 2003 financial statements present fairly, in all material respects, the financial position of the Congress Center Property, as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from January 9, 2003 through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche, LLP
Los Angeles, California
April 28, 2005

CONGRESS CENTER PROPERTY
BALANCE SHEETS
December 31, 2004 and 2003

	December 31,

	2004	2003

ASSETS
Real estate investments:
Operating property, net	$127,275,000	$128,613,000
Cash and cash equivalents	2,137,000	888,000
Tenant receivables	186,000	629,000
Accounts receivable from related parties	4,000	6,000
Restricted cash	1,347,000	—
Identified intangible assets, net	4,777,000	5,429,000
Other assets, net	4,922,000	4,081,000

Total assets	$140,648,000	$139,646,000

LIABILITIES, AND OWNERS’ EQUITY
Mortgages payable	$97,500,000	$96,989,000
Accounts payable and accrued liabilities	4,500,000	993,000
Security deposits and prepaid rent	219,000	42,000

Total liabilities	102,219,000	98,024,000
Commitments and contingencies (Note 9)
Total owners’ equity	38,429,000	41,622,000

Total liabilities and owners’ equity	$140,648,000	$139,646,000

CONGRESS CENTER PROPERTY
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004 and the Period from January 9, 2003 (date of inception) to December 31, 2003

		For the Period from
		January 9, 2003 (date
	Year Ended	of inception) through
	December 31,	December 31,
	2004	2003

Revenues:
Rental income	$17,304,000	$14,261,000

Expenses:
Rental	8,995,000	5,424,000
General and administrative	69,000	165,000
Depreciation and amortization	4,474,000	4,427,000

	13,538,000	10,016,000

Operating income	3,766,000	4,245,000
Other income (expense):
Interest expense (including amortization of deferred financing costs)	(6,022,000)	(3,560,000)

Income (loss) before income taxes	(2,256,000)	685,000
Income taxes	10,000	—

Net income (loss)	$(2,266,000)	$685,000

CONGRESS CENTER PROPERTY
STATEMENTS OF OWNERS’ EQUITY
For the Year Ended December 31, 2004 and the Period from January 9, 2003 (date of inception) through December 31, 2003

Total

BALANCE — January 9, 2003 (date of inception)	—
Capital contributions, net of offering costs	$42,754,000
Distributions	(1,817,000)
Net income	685,000

BALANCE — December 31, 2003	41,622,000
Capital contributions, net of offering costs	4,290,000
Distributions	(5,217,000)
Net loss	(2,266,000)

BALANCE — December 31, 2004	$38,429,000

CONGRESS CENTER PROPERTY
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2004 and the Period from January 9, 2003 (date of inception) through December 31, 2003

		For the Period from
		January 9, 2003
	Year Ended	(date of inception)
	December 31,	through
	2004	December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income(loss)	$(2,266,000)	$685,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization including amortization of deferred financing costs and amortization of below market leases	4,640,000	2,050,000
Swap collar interest	(455,000)	455,000
Change in operating assets and liabilities:
Accounts receivable	443,000	(629,000)
Accounts receivable from related parties	2,000	(6,000)
Other assets	34,000	(376,000)
Accounts payable and accrued liabilities	3,962,000	538,000
Security deposits and prepaid rent	177,000	42,000

Net cash provided by operating activities	6,537,000	2,759,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of properties	—	(137,620,000)
Restricted cash	(1,347,000)	—
Capital expenditures	(2,945,000)	(879,000)

Net cash used in investing activities	(4,292,000)	(138,499,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions from owners’	4,290,000	42,754,000
Borrowings under notes payable	97,500,000	96,989,000
Principal payments on notes payable	(96,989,000)	—
Payment of loan fees	(580,000)	(1,298,000)
Distributions	(5,217,000)	(1,817,000)

Net cash (used in) provided by financing activities	(996,000)	136,628,000

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,249,000	888,000
CASH AND CASH EQUIVALENTS — beginning of period	888,000	—

CASH AND CASH EQUIVALENTS — end of period	$2,137,000	$888,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$5,088,000	$3,560,000
Income taxes	$10,000	—
NON CASH INVESTING ACTIVITIES:
Increase of intangible assets of acquisitions	—	$6,080,000
Increase of investment in operating properties	—	$131,540,000

CONGRESS CENTER PROPERTY
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004 and the Period from January 9, 2003
(date of inception) through December 31, 2003

1.	Organization and Description of Business
      The Congress Center Property, which was acquired on January 9, 2003, is a 16-story Class A office building with 525,000 square feet of Gross Leaseable Area, or GLA. The use of the words “we”, “us” or “ours” refers to the Congress Center property, or Congress Center.
      As of December 31, 2004, Congress Center is owned by the following interest holders as tenants in common:

Tenants in Common	Interest Held

G REIT Inc.	30.0%
NNN Congress Center, LLC	28.9%
Unaffiliated third parties (combined)	41.1%
      As of December 31, 2004, NNN Congress Center, LLC, which owns an aggregate 28.9% interest in the Congress Center property, is owned by the following members, with the proportionate membership interest and interest in the Congress Center property listed next to each:

		Interest in
	Membership Interest in	Congress Center
Members	NNN Congress Center, LLC	Property

NNN 2002 Value Fund, LLC	42.5%	12.3%
T REIT, Inc.	35.5%	10.3%
Unaffiliated members (combined)	22.0%	6.3%
      We are externally managed by Triple Net Properties, LLC, or our Manager, pursuant to the terms of an operating agreement, or the Operating Agreement. Triple Net Properties Realty, Inc., or Realty, an affiliate of our Manager which was solely owned through December 31, 2004, by Anthony W. Thompson, our Manager’s chief executive officer and chairman, (effective January 1, 2005, Mr. Thompson owns 88% of Realty), serves as our property manager pursuant to the terms of the Operating Agreement and a property management agreement, or the Management Agreement.
      The total purchase price for Congress Center was $136,108,000. The seller of the property paid a sales commission to Realty of $2,000,000, or 1.5% of the purchase price, of which 75% was passed through to our Manager pursuant to an agreement between Realty and our Manger, or the Realty-Triple Net Agreement.

2.	Summary of Significant Accounting Policies
      The summary of significant accounting policies presented below is designed to assist in understanding our financial statements. Such financial statements and accompanying notes are the representations of Congress Center, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Real Estate Investments

Operating Property
      The operating property is carried at the lower of historical cost less accumulated depreciation or estimated fair value. The cost of the operating property includes the cost of land and completed building and related improvements. Expenditures that increase the service life of property are capitalized; the cost

CONGRESS CENTER PROPERTY
NOTES TO FINANCIAL STATEMENTS — (Continued)
of maintenance and repairs is charged to expense as incurred. The cost of building and improvements are depreciated on a straight-line basis over the estimated useful lives of the building and improvements, ranging primarily from 15 to 39 years for the building and the shorter of the lease term or useful life, ranging from one to 10 years for tenant improvements. When depreciable property is retired or disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss reflected in operations.
      An operating property is evaluated for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment losses are recorded on long-lived assets used in operations. Impairment losses are recorded on the operating property when indicators of impairment are present and the carrying amount of the asset is greater than the sum of the future undiscounted cash flows expected to be generated by that asset. We would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. We recorded no impairment losses for the year ended December 31, 2004 and the period from January 9, 2003 (date of inception) through December 31, 2003.

Cash and Cash Equivalents
      Certificates of deposit and short-term investments with remaining maturities of three months or less when acquired are considered cash equivalents.

Restricted Cash
      Restricted cash is comprised of impound reserves accounts for property taxes, insurance, and tenant improvements.

Purchase Price Allocation
      In accordance with Statement of Financial Accounting Standard, or SFAS, No. 141, Business Combinations, we, allocate the purchase price of acquired properties to tangible and identified intangible assets based on their respective fair values. The allocation to tangible assets (building and land) is based upon our determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered by us include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable property is allocated to the above or below market value of in-place leases and the value of in-place leases and related tenant relationships.
      The value allocable to the above or below market component of the acquired in-place leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management’s estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in the intangible in-place lease asset and below market lease values are included in intangible lease liability in the accompanying financial statements and are amortized to rental income over the weighted average remaining term of the acquired leases with each property.
      The total amount of other intangible assets acquired is further allocated to in-place lease costs and the value of tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors.

CONGRESS CENTER PROPERTY
NOTES TO FINANCIAL STATEMENTS — (Continued)
      These allocations are subject to change based on continuing valuation analysis, or other evidence, until the allocations are finalized or the stipulated time of one year from the date of acquisition.

Allowance for Uncollectible Accounts
      Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. Our determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, individual tenant receivables considering the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. Management has determined that no allowance for uncollectible accounts is required at December 31, 2004 and 2003.

Concentration of Credit Risk
      Financial instruments that potentially subject us to a concentration of credit risk are primarily cash and accounts receivable from tenants. Cash is generally placed in money market accounts and the amount of credit exposure to any one party is limited. We have cash in financial institutions which are insured by the Federal Deposit Insurance Corporation, or FDIC, up to $100,000 per institution. At December 31, 2004 and 2003, we had cash accounts in excess of FDIC insured limits. Concentration of credit risk with respect to accounts receivable from tenants is limited. The Company performs credit evaluations of prospective tenants, and security deposits are obtained.
      As of December 31, 2004, we have an investment in one property located in Illinois. Accordingly, there is a geographic concentration of risk subject to fluctuations in the State’s economy. Five tenants accounted for a total of 82.3% of our annual rental income.
      As of December 31, 2004, five of our tenants, individually, accounted for 10% or more of our aggregate annual rental income.

		Percentage of
	2004 Annual	2004 Annual		Lease
Tenant	Base Rent(*)	Base Rent	Square Footage	Expiration Date

GSA/ Social Security	$3,214,000	25.8%	76,000	04/25/2012
North American Co. Life and Health Insurance	2,220,000	17.8	101,000	02/28/2012
Akzo Nobel, Inc.	1,893,000	15.2	90,000	12/31/2013
GSA/ ATF	1,519,000	12.2	37,000	02/28/2013
GE Insurance Solutions	1,414,000	11.3	67,000	12/31/2012
      As of December 31, 2003, four of our tenants, individually, accounted for 10% or more of our aggregate annual rental income.

		Percentage of
	2003 Annual	2003 Annual		Lease
Tenant	Base Rent(*)	Base Rent	Square Footage	Expiration Date

GSA/ Social Security	$3,149,000	25.3%	76,000	04/25/2012
North American Co. Life and Health Insurance	1,834,000	14.7	101,000	02/28/2012
GSA/ ATF	1,487,000	11.9	37,000	04/15/2013
GE Insurance Solutions	1,347,000	10.8	67,000	12/31/2012

(*)	Annualized rental income based on contractual base rent set forth in leases in effect at December 31, 2004 and 2003, respectively.

CONGRESS CENTER PROPERTY
NOTES TO FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments
      The Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value of financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at the end of each year based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, nor do they consider that tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.
      Our balance sheets include the following financial instruments: cash and cash equivalents, tenant rent and other receivables, accounts payable and accrued expenses and mortgages payable. We consider the carrying values of cash and cash equivalents, tenant rent and other receivables and accounts payable and accrued expenses to approximate fair value for these financial instruments because of the short period of time between origination of the instruments and their expected realization. The fair value of payable to and receivable from related parties is not determinable due to its related party nature. At December 31, 2004 and 2003, the estimated fair value of our debt approximates $111,157,000 and $112,639,000, respectively.

Derivative financial instruments
      We are exposed to the effect of interest rate changes in the normal course of business. We mitigate these risks by following established risk management policies and procedures which include the periodic use of derivatives. Our primary strategy in entering into derivative contracts is to minimize the volatility that changes in interest rates could have on our future cash flows. We employ derivative instruments that are designated as cash flow hedges, including interest rate swaps and caps, to effectively convert a portion of our variable-rate debt to fixed-rate debt. We do not enter into derivative instruments for speculative purposes.
      Derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value in accordance with SFAS No. 133, Derivative Instruments and Hedging Activities. Changes in fair value are included as a component of interest expense in the statement of operations in the period of change.

Revenue Recognition
      In accordance with Statement of Financial Accounting Standards No. 13, “Accounting for Leases,” minimum annual rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses is recognized as revenue in the period in which the related expenses are incurred.

CONGRESS CENTER PROPERTY
NOTES TO FINANCIAL STATEMENTS — (Continued)

Identified Intangible Assets and Other Assets
      Other assets consist primarily of in place leases and tenant relationships, above market leases, and leasing commissions, deferred rent receivables, loan fees, prepaid expenses and deposits. Loan fees and other loan costs are amortized over the term of the respective loan using a method that approximate the effective interest method. Amortization of financing costs is included in interest expense.

Income Taxes
      We are a pass-through entity for income tax purposes and taxable income is reported by our members on their individual tax returns. Accordingly, no provision has been made for income taxes in the accompanying statements of operations except for amounts related to state franchise and income taxes.

Use of Estimates
      The preparation of our financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities as of December 31, 2004 and 2003, and the revenues and expenses for the year ended December 31, 2004 and for the period from January 9, 2003 (date of inception) to December 31, 2003. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
      In December 2003, FASB revised FIN 46, Consolidation of Variable Interest Entities, issued in January 2003, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (FIN 46R). FIN 46R requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. FIN 46R also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN 46R apply immediately to variable interest entities created after December 31, 2003. The consolidation requirements will apply to entities established prior to December 31, 2003, in the first fiscal year or in the interim period beginning after December 15, 2004. We do not believe the adoption of such interpretation will have a material impact on our results of operations or financial condition.

3.	Real Estate Investments
      Our operating property, Congress Center located in Chicago, Illinois, consists of the following at December 31, 2004 and 2003:

	December 31,

	2004	2003

Buildings and tenant improvements	$127,674,000	$124,729,000
Land	7,690,000	7,690,000

	135,364,000	132,419,000
Less: accumulated depreciation	8,089,000	3,806,000

	$127,275,000	$128,613,000

      Depreciation expense on the buildings and tenant improvements was $4,283,000 and $3,806,000 for the year ended December 31, 2004 and the period from January 9, 2003 (date of inception) through December 31, 2003.

CONGRESS CENTER PROPERTY
NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Identified Intangible Assets
      Identified intangible assets consisted of the following:

	December 31,

	2004	2003

Acquired in-place leases and above market leases, net of accumulated amortization of $1,303,000 and $652,000 at December 31, 2004 and 2003, respectively (with a weighted average life of 62 and 117 months for in place leases and tenant relationships, respectively)	$4,777,000	$5,429,000

      Amortization expense recorded on the identified intangible assets, was $651,000 and $652,000 for the year ended December 31, 2004 and the period from January 9, 2003 (date of inception) through December 31, 2003, respectively.
      Estimated amortization expense of the identified intangible assets as of December 31, 2004 for each of the five succeeding fiscal years is as follows:

Year	Amount

2005	$652,000
2006	$652,000
2007	$652,000
2008	$652,000
2009	$650,000

5.	Other Assets
      Other assets consist of the following at December 31:

	2004	2003

Deferred rent receivable	$4,032,000	$2,851,000
Lease commissions, net of accumulated amortization of $50,000 and $14,000 at December 31, 2004 and 2003, respectively	328,000	361,000
Deferred financing costs, net of accumulated amortization of $1,316,000 and 429,000 at December 31, 2004 and 2003, respectively	562,000	869,000

Total other assets	$4,922,000	$4,081,000

CONGRESS CENTER PROPERTY
NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Notes Payable
      Notes payable consisted of the following at December 31:

	December 31,

	2004	2003

Note payable to a mortgage company, secured by a deed of trust, interest at a fixed interest rate of 5.635% per annum. Interest only payments are payable monthly, with the principal due on October 1, 2014	$80,000,000	$—
Note payable to a mortgage company, secured by a second deed of trust, interest at a fixed interest rate of 5.635% per annum. Interest only payments are payable monthly, with the principal due on October 1, 2014	15,000,000	—
Note payable to a mortgage company, secured by a third deed of trust, interest at a fixed interest rate of 7.0% per annum. Interest only payments are payable monthly until October 1, 2006 at which time principal and interest is due monthly on a 30-year amortization	2,500,000	—
Note payable to a mortgage company, secured by a deed of trust, interest at the 30-day LIBOR rate plus 175 basis points. Interest only payments are payable monthly, the note was repaid in 2004	—	81,989,000
Mezzanine note payable to a mortgage company, interest at the 30-day LIBOR plus 675 basis points. Interest only payments are payable monthly, the note was repaid in 2004	—	15,000,000

	$97,500,000	$96,989,000

      At the time of acquisition, we obtained a first mortgage loan in the amount of $81,989,000, with an interest rate at the 30-day LIBOR rate plus 175 basis points subject to a collar agreement with a floor rate of 1.62% per annum and a cap rate of 6.0% per annum, the rate at December 31, 2003 was 2.89% per annum. We also obtained a mezzanine loan for $15,000,000. This loan reflected an interest rate at the 30-day LIBOR rate plus 675 basis points subject to a collar agreement with a floor rate of 1.62% per annum and a cap rate of 6.0% per annum, the rate at December 31, 2003 was 3.12% per annum. Changes in fair value are included as a component of interest expense in the statement of operations in the period of change. We recorded $455,000 as an increase to interest expense for the year ended December 31, 2004 and $455,000 as a decrease to interest expense for the period from January 9, 2003 (date of inception) to December 31, 2003. Both the mortgage and mezzanine loans were refinanced on September 3, 2004. In connection with the Congress Center refinancing, the unamortized portion of the capitalized loan costs of $580,000 were expensed in September 2004 along with $253,000 in prepayment penalties related to the early termination of the loan.
      The principal payments due on notes payable for each of the next five years ending December 31, 2004 and thereafter are summarized as follows:

Year	Amount

2005	—
2006	$6,000
2007	$23,000
2008	$25,000
2009	$27,000
Thereafter	$97,419,000

CONGRESS CENTER PROPERTY
NOTES TO FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004 and 2003, the fair estimated value of our debt approximates $111,157,000 and $112,639,000, respectively.

7.	Future Minimum Rent

Rental Income
      We have operating leases with tenants that expire at various dates through 2017 and are either subject to scheduled fixed increases or adjustments based on the Consumer Price Index. Generally, the leases grant tenants renewal options. Leases also provide for additional rents based on certain operating expenses. Future minimum rent contractually due under operating leases, excluding tenant reimbursements of certain costs, as of December 31, 2004, are summarized as follows:

Year Ending	Amount

2005	$12,459,000
2006	12,459,000
2007	12,459,000
2008	12,459,000
2009	12,459,000
Thereafter	37,324,000

Total	$99,619,000

      A certain amount of our rental income is from tenants with leases which are subject to contingent rent provisions. These contingent rents are subject to the tenant achieving periodic revenues in excess of specified levels. For the year ended December 31, 2004, and the period from January 9, 2003 (date of inception) to December, 31, 2003, the amount of contingent rent earned by us was not significant.

8.	Related Party Transactions

Property management fees
      We pay Realty property management fees equal to 6% of the gross income of the property. We paid Realty $1,000,000 and $796,000 for services provided during the year ended December 31, 2004 and the period from January 9, 2003 (date of inception) through December 31, 2003, respectively, or which 100% was passed through to our Manager pursuant to the Realty-Triple Net Agreement.

Real estate commissions
      Realty earns sales commissions from acquisitions and dispositions of our property. For the year ended December 31, 2004 and the period from January 9, 2003 (date of inception) through December 31, 2003, no sales commissions were paid to Realty. For the year ended December 31, 2004, and the period from January 9, 2003 (date of inception) through December 31, 2003, unaffiliated sellers paid sales commissions to Realty of $0 and $2,000,000, respectively, related to property purchased, of which 75% was passed through to our Manager pursuant to the Realty-Triple Net Agreement.

Accounts receivable from related parties
      At December 31, 2004 and the period from January 9, 2003 (date of inception) through December 31, 2003, our manager owed us $4,000 and $6,000 for amounts due under an indemnification agreement.

CONGRESS CENTER PROPERTY
NOTES TO FINANCIAL STATEMENTS — (Continued)

Debt due to related parties
      We may obtain secured or unsecured debt financing through one or more third parties, including Cunningham Lending Group, LLC, or Cunningham, an entity wholly owned by Anthony Thompson.

9.	Commitments and Contingencies

SEC Investigation
      On September 16, 2004, our Manager advised us that it learned that the SEC is conducting an investigation referred to as “In the matter of Triple Net Properties, LLC.” The SEC has requested information from our Manager relating to disclosure in securities offerings (including offerings by G REIT, T REIT, Inc. and A REIT, Inc.) and the exemption from the registration requirements of the Securities Act for the private offerings in which our Manager and its affiliated entities were involved and exemptions from the registration requirements of the Exchange Act for several entities. The SEC has requested financial and other information regarding these entities as well as the limited liability companies advised by our Manager. Our Manager has advised us that it intends to cooperate fully with the SEC’s investigation.

Litigation
      To the best of our knowledge there are no material pending legal proceedings, other than routine litigation incidental to the business, to which we are a party or of which any of our properties are subject.

Environmental Matters
      We follow the policy of monitoring our properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, we are not currently aware of any environmental liability with respect to our properties that would have a material effect on our financial condition, results of operations and cash flows. Further, we are not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that we believe would require additional disclosure or the recording of a loss contingency.

Other
      Our other commitments and contingencies include the usual obligations of a real estate company in the normal course of business. In the opinion of management, these matters are not expected to have a material adverse effect on the Company’s financial position and/or results of operations.

10.	Subsequent Event
      On February 8, 2005, our Manager’s Board of Managers approved the listing of the Congress Center Property for sale.